Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304
July 16, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Pulte Homes, Inc.
Registration Statement on Form S-4
File No.: 333-158974
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pulte Homes, Inc., a Michigan corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 (File No. 333-158974) be declared effective at 4:00 p.m., Washington, D.C. time, on July 17, 2009, or as soon thereafter as practicable.
     In connection with this request, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Remainder of page intentionally left blank]

Very Truly Yours, PULTE HOMES, INC.
By:	/s/ Steven M. Cook
	Name:	Steven M. Cook
	Title:	Senior Vice President, General Counsel and Secretary